

September 1, 2009

Ms. Sallie B. Bailey
Vice President and Chief Financial Officer, Ferro Corp.
1000 Lakeside Ave.
Cleveland, OH 44114

Re: **Ferro Corporation**
             Form 10-K for the year ended December 31, 2008
             Definitive Proxy Statement, March 24, 2009
             Form 10-Q for the quarter ended March 31, 2009
             File No. 1-584

Dear Ms. Bailey:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jessica Kane, Attorney, at (202) 551-3235, Jay Ingram, Legal Brach Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

                                    Sincerely,

                                    John Cash
                                    Branch Chief